FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated March 3, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: March 3, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	March 3, 2014

Re: Tata Motors Report for February 2014

Mumbai, March 3, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for FEBRUARY’2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEBRUARY 2013	FEBRUARY 2014	FEBRUARY 2013	FEBRUARY 2014	FEBRUARY 2013	FEBRUARY 2014
Micro	NANO	1334	2475	1505	2496	15	0
Compact	INDICA,INDICA VISTA, INDIGO CS	10179	6979	6230	6254	445	332
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	112	448	34	276	31	7
UV1	SUMO	2219	1607	1550	1316	48	59
UV2	SAFARI, SUMO GRANDE	1601	780	1095	803	25	32
UV3	ARIA, XENON	51	76	4	59	0	9
V1	VENTURE	250	74	195	121	0	0
V2	ACE MAGIC, MAGIC IRIS	9619	2266	9368	2063	12	5
N1- A1	ACE, ACE EX, ACE Zip	17407	12030	18540	8699	1423	1528
N1- A2	Super ACE, TATA207, XENON, Winger DV	6101	2742	5550	1702	577	581
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	286	155	224	99	7	3
M2- A2	Winger 14 seats, SFC407, CityRide	401	160	700	191	21	12
N2- A1	SFC407, LPT407	881	728	1592	1025	239	258
N2- A2	SFC709, LPT709	1377	1001	359	301	214	251
N2- A3	LPT9109	673	813	467	335	103	129
N2- A4	LPT1109	185	309	1568	712	44	106
M3- A2	LP709, SFC410, LP410	896	943	427	801	182	212
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	362	290	531	495	45	33
M3- C2	LPO1512, LPO1612, Starbus, Divo	954	589	868	870	120	134
N3- A1	LPT1613, LPK1616, SK1613	3424	3260	2150	1689	121	646
N3- B1(a)	LPT2518, LPK2518	1953	2654	2341	2243	311	183
N3- B1(b)	LPT3118	1201	1821	1742	1621	13	32
N3- B2(b)	LPS3518. LPS3015, LPS3516	210	369	339	343	0	2
N3- B2(d)	LPS4018, LPS4023	498	851	596	756	0	82
N3- B2(e)	LPS4928	9	46	27	45	0	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	126	318	278	190	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.